Exhibit 99.1

News Release

Kinross appoints Wilson N. Brumer to Board of Directors

Toronto, April 23, 2008 – The Board of Directors of Kinross Gold Corporation (TSX: K, NYSE: KGC) is pleased to announce the appointment of Wilson N. Brumer as a Director, effective immediately. Mr. Brumer will stand for election by shareholders as a Director at the Kinross Annual General Meeting on May 6, 2009.

Mr. Brumer is the co-founder and Chairman of the Board of Directors of Omega Energia Renovável S.A., a Brazilian-based firm specializing in renewable energy. He is also the co-founder and partner of Winbros Participacões, Gestão e Empreendimentos Ltda., a strategic investment firm, and Chairman of Usiminas, a Brazilian steel producer. From 2003 to 2007, Mr. Brumer held the position of Secretary of Economic Development of the State of Minas Gerais, Brazil. From 1998 to 2002, he was Chairman of BHP Billiton Brazil. Mr. Brumer held the positions of CEO of Acesita (ArcelorMittal Inox Brasil) from 1992 to 1998, and CEO and Vice Chairman of Companhia Vale do Rio Doce (Vale) from 1990 to 1992.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, employing approximately 5,500 people worldwide.  Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operational excellence through “The Kinross Way”; and delivering future value through profitable growth opportunities.  Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

For further information:

Media contact:	Investor Relations contacts:
Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com